UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May 2011
Commission File Number: 000-51116
Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)
Building 6, Zhengtongchuangyi Centre
No. 18, Xibahe Xili, Chaoyang District,
Beijing 100020, People’s Republic of China
Fax number: +86 10 57586898

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for First Quarter of Fiscal Year 2011
BEIJING, China, May 24, 2011/Xinhua-PRNewswire/ — Ku6 Media Co., Ltd., (“Ku6 Media” or the “Company”, Nasdaq: KUTV) a leading internet television company in China, today announced its unaudited financial results for the first quarter of fiscal year 2011.
Background
In 2010, Ku6 Media (formerly known as Hurray!) completed a series of transaction including acquisition of Ku6 in January 2010 and disposal of its WVAS and music businesses to Shanda Interactive Entertainment Limited (“Shanda”) as well as acquisition of online audio business from Shanda in August 2010, and became a company focusing on online advertising business on its online video platform of www.Ku6.com. As a result, the operating results of WVAS and recorded music were presented as “Operating Results of Discontinued Operations” in the income statements. In addition, the results of operations for the first quarter of 2011 and the fourth quarter of 2010 may not be entirely comparable to those for the first quarter of 2010, which included the consolidated operating results of Ku6 for the two months after the acquisition was completed in January 2010 only.
First Quarter 2011 Highlights
•	Total revenues from continuing operations were $6.6 million, up 178.5% from $2.4 million in the first quarter of 2010, and slight down 3.0% from $6.8 million in the fourth quarter of 2010.

•	Net loss from continuing operations was $10.9 million, an increase of 9.9% from a loss of $9.9 million in the first quarter of 2010, and a decrease of 29.6% from a loss of $15.4 million in the fourth quarter of 2010.
Business results
Total revenues from continuing operations, representing advertising revenue from online video portal and online radio operation, were $6.6 million in the first quarter of 2011, representing a slight decrease of 3.0% from $6.8 million in the fourth quarter of 2010 and an increase of 178.5% from $2.4 million in the first quarter of 2010. In the first quarter of 2011, the top five brand advertisers that have advertized on Ku6’s website are GM, HTC, Lenovo, P&G, and Taobao.

Gross loss from continuing operations was $2.4 million in the first quarter of 2011, down 58.4% from $5.7 million in the fourth quarter of 2010 and down 46.3% from $4.4 million in the first quarter of 2010. Gross loss narrowed in the first quarter of 2011 as compared to the first and fourth quarters of 2010 mostly due to the decrease in operating cost as a result of cost control efforts by the Company.
Operating expenses from continuing operations were $9.1 million in the first quarter of 2011, down 7.1% from $9.8 million in the fourth quarter of 2010 and up 65.0% from $5.5 million in the first quarter of 2010.
Operating loss from continuing operations was $11.4 million in the first quarter of 2011, a decrease of 26.0% from $15.5 million in the fourth quarter of 2010 and an increase of 15.4% from $9.9 million in the first quarter of 2010.
Net loss from continuing operations was $10.9 million in the first quarter of 2011, a decrease of 29.6% from the loss of $15.4 million in the fourth quarter of 2010 and an increase of 9.9% from the loss of $9.9 million in the first quarter of 2010.
Net loss from discontinued operations (WVAS and recorded music businesses) was nil in the first quarter of 2011 and the fourth quarter of 2010 since the WVAS and recorded music businesses were sold in August 2010, as compared to $1.2 million of net loss in the first quarter of 2010.
Net loss attributable to Ku6 Media was $10.8 million in the first quarter of 2011, as compared to $15.4 million in the fourth quarter of 2010 and $10.9 million in the first quarter of 2010.
Net loss attributable to Ku6 Media per basic and diluted ADS was $0.31 in the first quarter of 2011, compared to $0.44 in the fourth quarter of 2010 and $0.39 in the first quarter of 2010. Weighted average ADS used to calculate diluted net loss per ADS was 34.8 million ADS in the first quarter of 2011, 34.8 million ADS in the fourth quarter of 2010 and 27.9 million ADS in the first quarter of 2010.
Loss before interest expense and interest income, income taxes, depreciation, and amortization (“EBITDA”, a non-GAAP measure) was $9.4 million in the first quarter of 2011, compared to $13.8million in the fourth quarter of 2010 and $10.0 million in the first quarter of 2010. Reconciliation between net loss attributable to Ku6 Media under U.S. Generally Accepted Accounting Principles (GAAP) and EBITDA is presented at the end of this news release.

As of March 31, 2011, the Company had $17.2 million in cash and cash equivalents, compared to $27.3 million as of December 31, 2010.
Mr. Haifa Zhu, Acting Chief Executive Officer of Ku6 Media, commented, “Ku6 Media has continued to make progress in the first quarter of 2011. Facing the future opportunities and challenges, management will actively take various measures to solidify our leading positions in technology and content, to further improve user experience, to optimize cost structure, and to improve operation efficiency. After the completions of the cash infusion, the merger with Pipi and the restructuring of our sales department, we believe that we will be in a better competitive position in Chinese online video market, and will continuously improve our financial performance.”
Recent Business Activities
On April 1, 2011, the Company announced that it had agreed to issue to Shanda ordinary shares and convertible bonds in an aggregate amount of US$100,000,000. The Company agreed to issue to Shanda US$50,000,000 of ordinary shares of Ku6 Media at a per share price of US$0.0325 (or US$3.25 per ADS), representing a 1.0% discount to the average closing price during the 15 consecutive trading days, immediately prior to April 1, 2011, and US$50,000,000 aggregate principal amount of 3% senior convertible notes at face value. The bonds will mature in three years after issuance and will bear an interest of 3% per annum, payable semi-annually. The bonds will be convertible into ordinary shares of Ku6 Media at a price of US$0.03925 per ordinary share (or US$3.925 per ADS), representing a 19.6% premium to the average closing price during the 15 consecutive trading days, immediately prior to April 1, 2011. The conversion rights will start after 6 months following the closing date. The transaction is subject to the approval by the shareholders of the Company at a special shareholders meeting to be convened on May 26, 2011. Closing is expected to occur in the second quarter of 2011. The Company intends to use the net proceeds from the sale of the convertible bonds and the issuance of ordinary shares for business expansion, working capital and other general corporate purposes.
On April 20, 2011, the Company announced that Ku6 Media and the shareholders of Hangzhou Soushi Networking Co., Ltd. (“Pipi”), a leading P2P based internet video platform in China, have agreed to the sale of Pipi to the Company, in an all stock transaction under which all of the equity interests in Pipi will be sold to the Company in exchange for an aggregate of 2,212,114,257 Ku6 Media ordinary shares. After the completion of the merger, Pipi will become a wholly-owned subsidiary of the Company.

Completion of the share purchase will be subject to the condition that the shareholders of the Company approve the issuance of ordinary shares of Ku6 Media to the shareholders of Pipi at a special shareholders meeting to be convened on May 26, 2011. The transaction is expected to close in the second quarter of 2011.
On May 18, 2011, the Company announced that, as part of its strategies to streamline operations, manage costs and improve efficiency, it plans to restructure its sales department. After the restructuring, the Company expects to maintain a smaller but more efficient sales team and to adopt various measures to enhance sales performance. Such measures will include outsourcing some of its sales efforts to third-party advertising agencies and exploring more effective sales channels. The restructuring will reduce the Company’s total workforce by approximately 20% and all employees affected are from the sales department. The Company plans to complete the restructuring within two weeks from the announcement. The Company expects that a $1.0 million non-recurring restructuring charge will be recorded in the second quarter of 2011, and its revenues in the second and third quarters of 2011 will be negatively affected by the restructuring; however, the Company also expects an expense reduction of $1.5 million to $2 million per quarter can be achieved, and the improved sales efficiency and effectiveness resulting from the restructuring will enhance long-term shareholder value.
Note to the financial information
The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2010 is still in progress. In addition, the audit of the Company’s financial information for the year ended December 31, 2010 will not be completed until the filing of the Company’s annual report on Form 20-F for the year ended December 31, 2010 during the second quarter of 2011. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant differences from the audited financial statements to this preliminary unaudited financial information.
Conference call
Ku6 Media’s management team will host a conference call on Tuesday, May 24, 2011 at 7:30 a.m. EDT, which is Tuesday, May 24, 2011 at 7:30 p.m. in Beijing and Hong Kong, to present an overview of the company’s financial performance and business operations.

Dial-in numbers:
U.S.A.:	+1- 866-700-5192
International:	+1- 617-213-8833
Password:	36465958

A replay will be available from May 24, 2011 for 7 days.
U.S.A.:	+1- 888-286-8010
International:	+1- 617-801-6888
Password:	99123448

A live and archived webcast of the conference call will also be available at http://phx.corporate-ir.net/playerlink.zhtml?c=187793&s=wm&e=4031444
About Ku6 Media Co., Ltd.
Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet television company in China. Through its two premier online brands and online video websites, www.ku6.com and www.juchang.com, Ku6 Media provides video information services and entertainment in China.
As a leading online video portal, www.ku6.com provides a video platform for sharing and watching user-generated content. It also provides online video news, reports, and other interactive entertainment programs for its users.
Ku6 Media’s www.juchang.com offers a broad array of copyright compliant content, such as movies, television series, and other video programs sourced from Ku6’s global content partners, with all content having high definition quality and fast speeds for seamless viewing. For more information about Ku6 Media, please visit http://ir.ku6.com.
Forward-looking Statements
This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video and audio portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in future periods; changes in the policies in China or the laws governing the operations and content of internet video and audio portal websites; the success of Ku6 Media’s ability to sell brand advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s (filed under the name of Hurray! Holding Co., Ltd.) annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.
For more information, please contact:
Mr. Matthew Zhao (English and Chinese)
Investor Relations Officer
Telephone +86 10 5758 6818 in Beijing
ir@ku6.com

Ku6 Media Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets

	As of	As of
	March 31,	December 31,
	2011	2010
U.S. dollars in thousands

Assets
Current assets:
Cash and cash equivalents	$17,215	$27,295
Accounts receivable, net of allowance for doubtful accounts	8,707	8,135
Accounts receivable due from related party	437	326
Prepaid expenses and other current assets	2,155	3,487
Other receivable due from related parties	12,189	5,532
Inventories	—	31
Total current assets	40,703	44,806

Deposits	318	—
Property and equipment, net	7,431	8,004
Acquired intangible assets, net	26,760	27,264
Goodwill	6,896	6,896
Total assets	$82,108	$86,970

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$14,890	$15,503
Accounts payable due to related party	1,611	1,665
Accrued expenses and other current liabilities	11,106	11,462
Other payable due to related parties	13,973	7,777
Total current liabilities	41,580	36,407
Non-current deferred tax liabilities	4,915	4,925
Total liabilities	46,495	41,332

Shareholders’ equity:
Ordinary shares	174	174
Additional paid-in capital	130,956	130,100
Accumulated deficit	(93,955)	(83,105)
Accumulated other comprehensive income	(1,429)	(1,423)
Total Ku6 Media Co., Ltd. shareholders’ equity	35,746	45,746
Non-controlling interests	(133)	(108)
Total shareholders’ equity	35,613	45,638
Total liabilities and shareholders’ equity	$82,108	$86,970

Ku6 Media Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations

	For the three months ended
	March 31,	December 31,	March 31,
	2011	2010	2010
	(in thousands of U.S. dollars, except share and per share data)
Revenues:
Advertising	6,561	6,766	2,356
Third parties	6,163	6,579	2,149
Related parties	398	187	207
Total revenues	6,561	6,766	2,356

Cost of revenues:
Advertising	8,930	12,463	6,768
Third parties	8,636	12,336	6,679
Related parties	294	127	89
Total cost of revenues	8,930	12,463	6,768

Gross loss	(2,369)	(5,697)	(4,412)

Operating expenses:
Product development	477	—	—
Selling and marketing	5,308	5,981	2,193
General and administrative	3,287	3,785	3,307
Total operating expenses	9,072	9,766	5,500

Operating loss from continuing operations	(11,441)	(15,463)	(9,912)

Interest income	20	8	10
Other income	608	—	—
Interest expense	(72)	(1)	—
Loss before income tax expense	(10,885)	(15,456)	(9,902)

Income tax benefit	10	10	10

Net loss from continuing operations	(10,875)	(15,446)	(9,892)

Discontinued operations:
Net loss from discontinued operations, net of tax	—	—	(1,184)
Net income (loss) from discontinued operations, net of tax	—	—	(1,184)
Net loss	(10,875)	(15,446)	(11,076)
Less: Net loss attributable to the non-controlling interest	25	23	184
Net loss attributable to Ku6 Media Co., Ltd.	(10,850)	(15,423)	(10,892)

Loss per share-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$0.00	$0.00
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$0.00	$0.00
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$0.00	$0.00

Loss per ADS-basic and diluted
Loss from continuing operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	($0.31)	($0.44)	($0.35)
Income (loss) from discontinued operations attributable to Ku6 Media Co., Ltd. ordinary shareholders	$0.00	$0.00	($0.04)
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	($0.31)	($0.44)	($0.39)

Weighted average shares used in per share calculation-basic and diluted	3,481,202,831	3,479,110,636	2,785,646,430
Weighted average ADSs used in per ADS calculation-basic and diluted	34,812,028	34,791,106	27,856,464

The use of non-GAAP financial measures:
To supplement its consolidated financial statements presented in accordance with generally accepted accounting principles (“GAAP”) in the United States, Ku6 Media uses a non-GAAP measure EBITDA, which is adjusted based on results prepared in accordance with GAAP excluding certain expenses. Ku6 Media’s management believes the use of this non-GAAP financial measure provides useful information to both management and investors by excluding certain expenses. This non-GAAP financial measure also facilitates management’s internal comparisons to the Company’s historical performance and our competitors’ operating results. Ku6 Media believes this non-GAAP financial measure is useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. The presentation of this additional financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Please see below financial table for a reconciliation of EBITDA.
Reconciliation of Net loss attributable to Ku6 Media under GAAP to EBITDA for the following periods:

	For the three months ended
	March 31,	December 31,	March 31,
	2011	2010	2010
	(in thousands of U.S. dollars)
Net loss attributable to Ku6 Media Co., Ltd.	(10,850)	(15,423)	(10,892)
Add (deduct):
Interest expense	72	1	4
Income tax expense (benefit)	(10)	(10)	(9)
Depreciation and amortization	1,443	1,597	958
Interest income	(20)	(8)	(34)
EBITDA	(9,365)	(13,843)	(9,973)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.
By:	/s/ Tony Shen
	Name:	Tony Shen
	Title:	CFO

Date: May 24, 2011